Exhibit 99.3

C O R P O R A T E P A R T I C I P A N T S

Thomas Granite, Chief Financial Officer, Artemis

Phil Kaplan, Co-Chief Executive Officer and President, Artemis

George Athanasopoulos, Chief Executive Officer, Novibet

Yannis Xirotyris, Chief Commercial Officer, Novibet

James Leahy (Investor Relations)

Welcome to the Artemis Strategic Investment Corp. and LOGFLEX MT Holdings Limited, which we refer to during this presentation as Novibet, Management Presentation. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the information contained in the Form 8-K, including the exhibits thereto filed by Artemis Strategic Investment Corp. today with the SEC, which may be accessed on the SEC’s website at www.sec.gov.

In conjunction with today’s discussion, we will be referring to an Investor Presentation, a copy of which was filed as Exhibit 99.2 to the aforementioned Form 8-K. You’re encouraged to follow along and carefully review the disclaimers included therein. Please note that this presentation has been pre-recorded, and so no Q&A session will be conducted.

Before we begin, I would like to note that this presentation may contain forward-looking statements, including Artemis’ and Novibet’s expectations of future financial and business performance and conditions, the industry’s outlook and the timing and completion of the transaction.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. Additionally, we will be discussing projections of Novibet during this presentation. Projections are inherently uncertain and actual results may differ materially from the projections discussed during this presentation.

We will also discuss certain financial measures not recognized by IFRS, such as EBITDA, EBITDA margin, gross gaming revenue, and net gaming revenue. These measures do not have any standard meaning prescribed within IFRS and may exclude items that are significant in understanding or assessing Novibet’s financial results and therefore should not be considered in isolation or as an alternative to net income and other IFRS measures. The appendix of the Investor Presentation includes a reconciliation of these non-IFRS measures to net income / loss.

You’re encouraged to read the Form 8-K and the accompanying press release and Investor Presentation as well as Artemis’ other filings with the SEC for a discussion of the risks that can affect the business combination and the business of Novibet after completion of the proposed transaction and other important information about Artemis, Novibet, and the proposed transaction.

With that, I will now turn the presentation over to Tom Granite, Chief Financial Officer of Artemis.

Thomas Granite, Chief Financial Officer, Artemis

Turning to Slide 8.

On behalf of the Artemis team, including Holly, Phil, and myself, we are very excited about our proposed partnership with Novibet.

Over the course of the past few months, we have been very impressed with everyone at the Company and believe Novibet has built a great business with a strong tech and operational foundation. We looked at a long list of businesses in our funnel and felt Novibet stood out from the very initial meeting. As you will hear, the fit is complimentary and the fact that the Company is a proven operator, already profitable, with a unique offering, was critical. Novibet has developed its own tech stack, which we believe provides attractive opportunities for expansion, scale, and highly accretive M&A, creating a long runway for growth.

Turning to Slide 9.

Novibet is an established brand abroad with a podium position in a competitive Greek gaming market. They are currently two-thirds casino and one-third sports betting based on revenues with a huge content library, superior customer experience, fully integrated sportsbook, all of which results in extremely strong KPIs and a strong foundation to ramp and scale across the globe as a public entity.

I will now turn it over to Phil Kaplan, Artemis Co-CEO and President.

Phil Kaplan, Co-Chief Executive Officer and President, Artemis

Thank you, Tom.

As Tom said, we looked at a lot of good companies. We knew immediately that Novibet was an ideal fit. It’s in a great category with a strong leadership team and is delivering consistently profitable growth against strong competitors and regulated European gaming markets. And my own background in technology also says that this technology platform they built will give the Company a sustainable competitive advantage, allowing the Company to grow at least three ways; growing market share where they already operate; adding new markets, and consolidating complementary companies. Finally, with an investment entry point on value that gives our investors the opportunity to capture significant upside.

On Slide 11, taking the Company forward, we’ve spent a lot of hours together as a team and we’ve worked together quite well. On top of the strong collaborative and performance-based culture that George has built, the Company has demonstrated discipline around its effective capital allocation. To that, the Artemis team brings deep knowledge of the North American markets, lots of operational experience in a rapid growth environments, and history of working through many M&A deals, and together we have a high conviction around having a multi-billion dollar growth opportunity.

With that, I will turn it over to George.

George Athanasopoulos, Chief Executive Officer, Novibet

Phil, Tom, and Holly, thank you very much for the introduction. It is a great pleasure actually for us to join this call in presenting the opportunity to the investment community.

We took the decision to build our own technology stack, not taking the short cut of third-party platforms, as a lot of our competitors have done. This was a strategic decision and one that made our first years a big challenge, but the reward is what separates us from a sea of commoditized competitors. We are agile with deep knowledge of every corner of our operation with insights in next step of a customer’s journey. From registration flows to deposit methods, to payment sagas, to product innovation and customer support, we are the holders of our own destiny.

We are also very proud that most of our management staff is promoted from within, selecting talent and growing it together. As you can see in this slide, in the recent years we experienced a huge growth in gross gaming revenue, while being EBITDA positive. We will have the opportunity to share with you our story during this presentation.

Page 14.

For the past three years we are receiving a compounding growth, doubling every year the number of active users and revenues. It was just three years ago that during an annual town hall meeting, I addressed our Novibet team, telling them that we had just finished a phenomenal year. A year that a hundred people of us, we entered the stadium of 50,000 people, and these were our customers that we managed to entertain and keep loyal. Well, last year we served more than 368,000 customers, and there is no stadium that can host as many.

With a scalable technology and operation, we have managed not only to withstand this break speed growth, but to do so in a profitable way. With 69% of first month average retention in 2021 and 266% return of gaming revenue over the course of customer acquisition, with 100% of regulated revenues and expansion plans to target more than $41 billion in total addressable market in the following years, we feel confident and ready as we enter the new chapter of Novibet.

Page 15.

What is exactly that we offer to our customers? First stop in our product review is the iGaming Suite. We, with one of the most advanced product portfolios in our industry, we have more than 5,000 games available to our Casino Management team, and they expertly time their releases, constantly benchmarking performance of the competing providers, negotiating commercials, keeping customers entertained, and updating our product offering. We make sure that we continue to be the preferred iGaming operator of our customers.

It was a great honor that for 2020 we won two global distinctions. The Best in House Product by the prestigious EGR Operator Awards and Innovation in Casino by EGR Marketing and Innovation Awards.

Page 16.

In this page you see a selection of iGaming Casino product providers. We have more than a hundred different industry leading game developers with products that span from R&G Games to slots to high quality real casino games.

Page 17.

A little back story is needed for this slide. Sportsbook product is one of our proudest achievements. A lot of companies have set out to create their own sportsbook only to find that it is one of the most complicated systems in an online platform. Some folded, writing off millions of investments, and some just went out and bought their vendors. Well, we are proud of the fact that our sportsbook product is beating in our home market companies like Entain and Bet 365. And, of course, companies using theSB Tech solution are not even in the same league.

With advanced inhouse algorithms, offer and a sportsbook management team that is trained and experienced, we are able not only to provide one of the best betting offers to our customers but manage our risk and deliver positive revenue margins. With dedicated native apps for outlet Android platforms, a fast mobile browser, and an advanced desktop version of our offer, our customers are sure to find the best experience they want. It was a great honor that in 2020 we were named the best mobile operator app by the prestigious SBC Awards.

Page 18.

What separates us from other competitors goes deeper than what the customers can see. We have multiple data feed integrations with official scoring exclusive partners like Sport Trader and Bet Genius to dedicated horse racing trackers like Press Association. These multiple data feeds allow us to benchmark, negotiate commercials, and have fallback services when something goes wrong with one of our vendors.

Then we have our trading algorithms allowing us to risk and trade properly with different modes for sports events. In low interest games we can generate automated pricing or in high interest games, apply our own models handled by our expert traders. The list of things we can do because we own the technology and expertise of sports betting is limitless. Predictor challenges, personalized offers, and localized content. The list goes on.

Yannis Xirotyris, Chief Commercial Officer, Novibet

Slide 19.

Thank you, George. I would like to spend a couple of minutes discussing Greece, our home market. Greece is a medium sized country with a population of 10.7 million and is around 40th in the global GDP per capital rank. It is a country used by various companies as a test bed for product launches ranging from cars to razor blades. It is also a country that had a long tradition of land-based gambling. A successful move to online in the last 10 to 15 years.

At the end of 2021, the regulated online market was estimated to be worth around $1 billion in GGR, roughly even split between Sportbook/Casino. The online market is expected to be worth in the region of $1.65 billion at the end of 2025 with around 56% attributed to online casino. Novibet is expected to achieve 20% CAGR between ’22 and ’25, more than double the market’s CAGR which is estimated at 9%.

Slide 20.

Let’s now take a quick look at Novibet’s position in the Greek market. In 2019 Novibet was a Top 10 Company in Greece; known but not a household name. Within just three years, it managed to become second in the market, clearly surpassing global gambling power houses like bet365 (phon) and Entain’s two popular brands in Greece bwin and sportingbet. Currently at number one is Stoiximan, a brand owned by Allwyn, which was the former gambling state monopoly in Greece. We estimate that in the next few years we will be in the first position in Greece.

Novibet’s estimated GGR in Greece is expected to grow from $198 million in 2022 to $330 million by the end of 2025 which corresponds to a 20% market share. Two additional facts I would like to share with you are that we achieved over 125,000 monthly average active users in Greece in Q4 of 2021, and our 12-month retention in Greece reached 37%. Just to further clarify, that means that 37 out of every 100 customers still actively take part in our services 12 months after they try them out, which is significantly above the industry benchmark.

Now that I’ve covered who we are, let us explain why we’ll win. George.

George Athanasopoulos, Chief Executive Officer, Novibet

Page 22.

Thank you, Yannis.

Why we win. Well, allow me to provide with an (inaudible) to explain. It all starts with a platform pillar. Hosted in our Microsoft Azure cloud with an enterprise level quality of resilience and scalability, we own the technology that allow us to gain the columns of scale and independence. Then we have the product pillar. With product experts in our team, we are self-managing a comprehensive product offering; one that enhances customer entertainment and brand differentiation.

Then there is the customer pillar. This is the advertising, marketing CRM, customer support functions. Here, again, we do things differently. With a focus on performance marketing and advanced CRM campaign management. This pillar is what most of our competitors are focused on.

What makes us so special? It is in the overlaps. When you have software engineers sharing ideas with the product teams, we generate new features, rapidly iterating scaling and advancing our offer. When you have platform teams getting feedback from customer support, working closely with the CRM teams, we are able to generate the best experience.

When the product team is interacting freely with a customer team, they are coming up with improvements of customer engagement. Timing, advertising, efforts with product releases, and providing sports related insights for content.

Last year, Novibet received a 99.9 uptime, handling more than 6 billion casino rounds and accepting more than 42 million bets. With 247 members in the customer operations team, 114 in the platform, and 75 people in the product.

Yannis Xirotyris, Chief Commercial Officer, Novibet

Slide 23. Thank you, George.

One of the key reasons of our success is the way we utilize marketing. Our main marketing pillars are efficiency and data driven decisions. We haven’t and won’t spend hundreds of millions of dollars on team sponsorships or bombard the audience with an endless barrage of TV ads. That is what our competitors are doing, especially in the U.S., and their path to future profitability is at least unclear.

Novibet is profitable and will continue to be so, focusing on SEO and performance marketing, measuring, analyzing, and inducting a strategy to deliver an unmatched user experience. Our funds are efficiently spent on a customer journey that keeps players coming back and maximizing the lasting value by successfully cross-selling between our verticals.

We take our corporate social responsibility very seriously, and through an exclusive partnership for Greece and Cyprus with NBA All-Star Giannis Antetokounmpo, will help to upgrade several sports facilities around Greece, an action that was warmly received and appreciated by many.

Our three main partners are Google, a company that we work with very closely and have even been a test case for, sharing and successfully trying out new innovative ideas and projects together, Meta, and Microsoft Azure.

Key results achieved that we would like to share with you are average new user breakeven is achieved in less than two months, 43 days to be precise. That means that all acquisition costs spent to acquire a customer are recovered within 43 days. Our Player Lifetime Value is $943, using 24 months intentionally. Finally, our return on investments, our ROI, is 2.5x. We strongly believe that our marketing strategy is scalable to many markets around the world.

Slide 24.

Taking a brief look at the rapidly growing player base and engagement (audio interference), we can see that not only are total bet, hands, and users growing year-on-year for both sportsbook and casino, but that bets or hands per user are also significantly growing. Sportsbook bets per user grew by around 20% between 2019 and 2020, as well as 2020 to 2021. For casino hands, rounds grew more than 30% between 2019 and 2020, and between 2020 and 2021. All the above combined with an increased 12-month lifetime value from $364 in 2019 to $617 in 2021.

George Athanasopoulos, Chief Executive Officer, Novibet

Page 25.

Following Yannis’ review of our home market and some marketing insights, I would like to show you another hood view of our date-driven decision making.

What you see in this slide is one of our 1-year customer journeys of Novibet through the last few years. We are splitting this journey in four sections.

On the top left, you see a Samplers area. It is typical for an online service to have a percentage of visitors that will only try your service once.

Then on the lower left, we have the Features area. This is a time when the customer is getting to validate your product quality. The better your product is, the more customers you retain in the first few weeks. In the middle is the Experience area. Customers enter that period after having validated your product offer, and you retain your customers by the stability of your systems, the quality of your operations, how fast you process deposits and withdrawals, how good you are at supporting them.

On the right side of the chart is the Engagement/CRM area. With the customers being satisfied with your product and experience, it is up to the CRM to provide them with the best engagement and retain them further.

We are measuring all of our efforts against this customer journey chart, and varifying the correlation, making clear to our people that this is their contribution, and it is measurable.

And beyond that, we are also very happy to say that we are not only managing to retain more customers and for longer, we are also measuring the breakeven point of gaming revenue against the cost of customer acquisition. Pre-2019, we used to breakeven at 146 days. In 2019, we went below 100 days, then 69, and in 2021, we managed to breakeven at 43 days. It is with this kind of mindset that we are able not only to grow, but to do so in a profitable way.

Yannis Xirotyris, Chief Commercial Officer, Novibet

Slide 27.

Our plan is to replicate our existing success to three key regions: North America, Latin America, and Europe. Let’s take a closer look at each of them.

Slide 28.

Let’s start with North America, which is our main focus, with a TAM of $37 billion. We already have a signed deal with Caesars for market access in Pennsylvania for iGaming, and are finalizing market access for six additional states; New Jersey, Indiana, Iowa, Mississippi, Missouri, and Louisiana. We aim to obtain market access for both Sportsbook and iGaming in the states that both are currently available and secure a right of first refusal for state that will regulate in the future.

Moving to Canada, the province of Ontario is regulating in April 2022, and we expect to launch there by obtaining our own license by Q4 2022 and in additional provinces as they regulate moving forward.

Slide 29.

Moving to Latin America, we have agreed to a market access partnership in Mexico with a land-based partner and aim to launch there in Q3 of 2022. Mexico will be the first country in an attractive region with a $4 billion TAM and currently limited competition. Additional countries waiting to launch in over the next 5 years are: Peru, Chile, Colombia, Brazil, and Argentina. Many through joint ventures and strategic M&As.

Slide 30.

Looking now at Europe with a TAM of $29 billion, in addition to our existing markets of Italy, Greece, Ireland, and Malta, our expansion plan will follow a two phased approach. In Phase 1, from Q1 2024 to Q4 2025, we aim to launch in Sweden, Netherlands, Romania, Belgium, and Hungary. Phase 2 will take place between Q1 2026 and Q4 2027 and focus on Germany, France, and Spain. Our strategy for expansion will be in combination of our own licenses, JV, and M&As.

Slide 31.

All markets present a significant upside to our base forecasts. Our 2022 expected NGR from our existing markets is $156 million. We aim to reach $538 million NGR by the end of 2025. How will we achieve this; $127 million will be from the growth of our existing core markets; $27 million from a Q3 2022 launch in Mexico; $53 million from a Q4 2022 launch in Ontario; $57 million from a Q2 2023 launch of iGaming in Pennsylvania. This will be followed by $66 million from a Q1, Q2 2023 Sportsbook and iGaming launch in New Jersey; $36 million from a Q2 2023 launch in the Netherlands and $70 million from Indiana and Iowa launches between Q3 2023 and Q4 2024.

Slide 32.

We have identified several M&A opportunities that we would like to pursue in our target markets of the USA, Brazil, Western Europe, and Mexico. Our focus when looking for M&A opportunities is in three main characteristics.

One, increase our scale and reach by acquiring, for example, player databases, and adding new products. Two, technology synergies. Expanding our capacity quickly and efficiently. Three, licensing. Acquire an existing license holder to expedite our regulated market launch.

As indication only, we expect revenues between $30 million and $100 million, and an EBITDA between $5 million and $25 million through M&A.

Thomas Granite, Chief Financial Officer, Artemis

Turning to Slide 34, we’ll briefly summarize the transaction with the sources and uses table on the righthand side of the slide, based on $205 million in the Artemis trust rolling over, and an incoming Novibet valuation of $625 million.

We believe this valuation is attractive, assuming approximately 1.7 times peer multiple of the Company’s 2025 NGR recently outlined by Yannis, which would imply well over $800 million of enterprise value. Triangulating it implies 15% to 20% long-term EBITDA margin and a 10 times multiple per our peer group gets us to a similar 25% plus discount of incoming valuation to fully distributed value.

Other highlights include ownership rolling over a large majority of their stake. They do have a secondary component option above $100 million of gross proceeds, which would imply a 92% equity stake and strong sponsorship.

Given the Company is cashflow positive, the cash on the balance sheet will target accelerating growth opportunities in new markets, and potential M&A articulated by the team.

I will now turn it back over to George to go through Slide 35.

George Athanasopoulos, Chief Executive Officer, Novibet

Thank you, Tom.

This is a historical overview of Novibet. In the span of 4 years, we managed to grow our gross gaming revenue from $20 million to $182 million. That is a nine-fold increase, a true show of scalability of technology and operations. You also see that we have been profitable more than 4 years. That when contrasted with a topline growth is even more telling of our quality and prospects.

Slide 36.

This is our forecast of growth coming in from our existing markets. We forecast a CAGR 22% for net gaming revenue over the next years, and an even higher rate of growth for our EBITDA as we are gaining from economies of scale and long-term return of our customers.

Thomas Granite, Chief Financial Officer, Artemis

Turning to Slide 37.

We wrap up with a benchmarking analysis.

While no one company is identical to Novibet’s position, outlook for growth, and profitability, we compared the Company to other U.S. and European online operators depicted on the slide. We believe Novibet stacks up very competitively based on growth profitability, and most importantly, regulated market dynamics. With that, we thank you for your time, and conclude our presentation.